Obalon Therapeutics, Inc.
5421 Avenida Encinas, Suite F
Carlsbad, CA 92008
February 11, 2019
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Michael Fay

Re:	Obalon Therapeutics, Inc.
Registration Statement on Form S-1, as amended
File No. 333-229142
Dear Mr. Fay:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Obalon Therapeutics, Inc., a Delaware corporation (the “Registrant”), hereby request acceleration of the effective date of the Registration Statement referred to above, as amended to date, so that it may become effective at 4:30 p.m. Eastern Standard Time on February 13, 2019, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling B. Shayne Kennedy at (714) 755-8181.
Thank you for your assistance in this matter.
Very truly yours,
OBALON THERAPEUTICS, INC., a Delaware corporation

By:    _/s/ William Plovanic_____________________
Name:    William Plovanic
Title:    Chief Financial Officer
cc:    B. Shayne Kennedy, Latham & Watkins LLP